[redacted]

06005571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 2 2 2006 WASHINGTON DC 209

SEC FILE NUMBER
8- 66860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Global Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Liberty Square 6th floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Johnson 617-451-9595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sambo Okolo & Company, LLC
(Name – *if individual, state last, first, middle name*)

8 Kingston Street (Address) Boston (City) MA (State) 02111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin P. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sambo Okolo + Company, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Principal
Title

[signature] 3/21/06
Notary Public

LISA K. TWOMEY
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES OCTOBER 15, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Global Capital Services, LLC

Financial Statements
and
Independent Auditor's Report
December 31, 2005

Liberty Global Capital Services, LLC

Financial Statements
December 31, 2005

Contents

	Page
Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of income	3
Statement of Changes in Members' Equity	4
Statement of Cash flows	5
Notes to Financial Statements	6
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	9
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (Schedule 1)	10
Independent Auditors' Report on Internal Accounting Control	11-12

Sambo Okolo
&
Company, LLC
Certified Public Accountants

Liberty Global Capital Services, LLC
Boston, Massachusetts

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHENGE COMMISSION

We have audited the accompanying financial statements of Liberty Global Capital Services, LLC (the company) as of and for the year ended December 31, 2005, and have issued our report thereon dated February 27, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Sambo Okolo
&
Company, LLC
February 27, 2006

8 Kingston Street, Boston, MA 02111 Phone: 617.357.6150 Fax: 617.357.6144
E-mail: asambo@sambookolo.com Web: sambookolo.com

Liberty Global Capital Services, LLC
Statement of Financial Condition
December 31, 2005

Assets

Assets	
Cash and cash equivalents	$ 19,756
Accounts receivable	28,589
Total assets	$ 48,345

Liabilities and Members' Capital

Liabilities	
Accounts payable and accrued expenses	$ 11,928
Total liabilities	11,928
Onwership Equity	
Members' capital	30,506
Retained earnings	5,911
Total members'capital	$ 36,417
Total liabilities and members' capital	$ 48,345

The accompanying notes are an integral part of these financial statements

Liberty Global Capital Services, LLC
Statement of Income
For the year ended December 31, 2005

Revenues:	
Retainer income	$ 50,000
Reimbursed expenses	40,261
Total revenues	90,261
Expenses:	
Employees compensation and benefits	20,000
Broker fees	8,557
Dues and assessment	6,449
Professional fees	4,549
Client expenses	40,261
Licenses and fees	200
Other expenses	1,584
Total expenses	81,600
Net income	$ 8,661

The accompanying notes are an integral part of these financial statements

Liberty Global Capital Services, LLC

Statement of Changes in Members' Capital
For the Year Ended December 31, 2005

	Members Capital Contributions	Retained Earnings	Total Members' Capital
Balances at January 1, 2005	$ 6,000	$ (2,750)	$ 3,250
Capital Contributions	24,506	-	24,506
Net Income	-	8,661	8,661
Balances at December 31, 2005	$ 30,506	$ 5,911	$ 36,417

The accompanying notes are an integral part of these financial statements

Liberty Global Capital Services, LLC

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Change in net income	$ 8,661
Adjustment to reconcile change in net income to net cash provided by (used in) operating activities:	
Depreciation	-
Increase in accounts receivable	(28,589)
Increase in accounts payable	9,178
Net cash used in operating activities	(10,750)
Cash flows from investing activities:	
Capital contributions	24,506
Net cash from investing activities	24,506
Net increase in cash and cash equivalents	13,756
Cash and cash equivalents at beginning of year	6,000
Cash and cash equivalents at end of year	$ 19,756
Supplemental disclosures:	
Taxes paid	$ -

The accompanying notes are an integral part of these financial statements

Liberty Global Capital Services, LLC
Notes to Financial Statements
December 31, 2005

1. *Type of Organization*

Liberty Global Capital Services, LLC, (LGCS), a securities broker/dealer Company servicing institutional and accredited investors, is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company is a Delaware LLC organized on April 6, 2004.The Company's main business purpose is capital-raising services in the segment of emerging markets private equity.

Summary of Significant Accounting Policies

Basis of Presentation

The financial statements which include the accounts of the company are prepared on the accrual basis of accounting. The Company is engaged in a single line of business as a securities broker/dealer.

Securities Transactions

The Company does not handle cash or securities. The transactions that LGCS helps effect are private placements conducted directly between the issuers and investors.

Commissions

The recognition of commission earnings from private placement is determined by LGCS's contract with issuers. Typically, commission is due and payable when the issuer receives the first draw down of capital from the investor.

Income Taxes

No provision or liability for federal income taxes has been provided as the Company has elected to be treated as a Partnership under the provisions of LLC rule of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead the members are liable for individual federal or state income taxes on their respective share of the Company's taxable income

Statement of Cash Flows.

For purposes of Statements of Cash Flows, the company has defined cash and cash equivalents as high liquidity investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Cash and Cash Equivalent

Cash and cash equivalents stated in the statement of cash flows consists of the operating cash.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. ***Net Capital Requirements***

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (sec Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the company had net capital of $7,828 which was $2,828 in excess of its required net capital of $5,000. The company's net capital ratio was 152%. Net capital as reported in the company's unaudited Form X-17a-5 as of December 31, 2005 does not differ materially from net capital as stated in this report.

3. *Related Party Transactions*

The proprietors and management of Liberty Global Capital Services are also, sole owners of Liberty Global Partners, LLC. (LGP) Both companies have the same management . The Companies have established an expense sharing agreement for the allocation of common expenses. During the year ended December 31, 2005, such common expenses for occupancy, administration and supplies were allocated in accordance with this agreement.

4. *Client Expenses*

LGCS is engaged to provide private placement advisory, principal placement agent and other specialized services to some financial institutions. The agreement calls for reimbursement of certain expenses incurred by LGCS on behalf of the clients. During the year ended December 31, 2005, reimbursable expenses amounting to $40,261 were incurred and billed to the clients.

5. *Accounts Receivable*

Accounts receivable of $28,589 consists of retainer fees and reimbursable expenses due from clients at December 31, 2005. All outstanding amounts have been received subsequent to year end.

Sambo Okolo
&
Company, LLC
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholder of
Liberty Global Capital Services, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Liberty Global Capital Services (LGCS) as of December 31, 2005 and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements referred to above presents fairly, in all material respects, the financial condition of LGCS as of December 31, 2005 and the results of its operations and its cash flows the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sambo Okolo
&
Company, LLC
February 27, 2006

8 Kingston Street, Boston, MA 02111 Phone: 617.357.6150 Fax: 617.357.6144
E-mail: asambo@sambookolo.com Web: sambookolo.com

Liberty Global Capital Services, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2005

Net Capital		
Total members' capital	$	36,417
		36,417
Deductions:		
Other receivables		(28,589)
Net capital	$	7,828
Aggregate Indebtedness		
Other accounts payable and accrued expenses	$	11,928
Total aggregate indebtedness	$	11,928
Computation of basic net capital requirement		
Minimum net capital required	$	1,491
Minimum dollar requirement		5,000
Net capital requirement	$	5,000
Excess capital	$	2,828
Excess capital at 1000% (net of 10% aggregate indebtedness)	$	6,635
Ratio of aggregate indebtness to net capital		152%

Sambo Okolo
&
Company, LLC
Certified Public Accountants

Liberty Global Capital Services, LLC
Boston, Massachusetts

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements of Liberty Global Capital Services (The "Company") for year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we consider relevant to the objective stated in the rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debit) and net capital under rule 17a-3(a)(11) and reserve required by rule 15c3-3(e);(2) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13; (3) in complying with the requirements for the prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structures policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

8 Kingston Street, Boston, MA 02111 Phone: 617.357.6150 Fax: 617.357.6144
E-mail: asambo@sambookolo.com Web: sambookolo.com

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected . Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the America Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that that Company's practices and procedures were adequate at December 31, 2005 to meet the commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and should not be used for any other purpose.

Sambo Otolo & Company, LLC

February 27, 2006